Contact

www.linkedin.com/in/inajones
(LinkedIn)
www.avaspetpalace.com
(Company)

Top Skills

Business Ownership
Business Development
Event Planning

Languages

English (Native or Bilingual)
Spanish (Elementary)

Certifications

LEED Green Associate
Real Estate Broker

Honors-Awards

Goldie B. Wolfe Miller Women
Leaders in Real Estate Initiative

Ina (eye-na) J.

We're Raising! WeFunder.com/AvasPetPalace
Greater Chicago Area

Summary

Type A work ethic. Type B personality :)

"Success is to be measured not so much by the position that one
has reached in life as by the obstacles which he has overcome."
~Booker T. Washington

———

Experience

Ava's Pet Palace, LLC
President
September 2016 - Present (9 years 3 months)
Greater Chicago Area

Induo Events, LLC
Co-Founder
January 2016 - December 2022 (7 years)
Greater Chicago Area

Clarion Construction, Inc.
Business Development Manager
January 2017 - June 2020 (3 years 6 months)

CBRE, Inc.
Real Estate Manager
October 2012 - September 2016 (4 years)

Real Estate Takes Heart
Board Member - Sponsorship Chair
December 2013 - January 2016 (2 years 2 months)

———

Education

Roosevelt University

MSRE (Master of Science in Real Estate), Real Estate · (2012 - 2014)

Dominican University

Master of Business Administration (M.B.A.), Business and
Administration · (2003 - 2004)

Southern Illinois University, Carbondale

Bachelor of Science, Business Management - Management Information
Systems · (1999 - 2003)

BOMI International Leadership Series

· (2014 - 2014)